Filed Pursuant to Rule 433
Registration No. 333-155717
January 13th, 2009
PRICING TERM SHEET
Reed Elsevier Capital Inc.
$550,000,000 7.750% Notes due 2014
$950,000,000 8.625% Notes due 2019
Fully and unconditionally guaranteed by
Reed Elsevier PLC & Reed Elsevier NV

Issuer:	Reed Elsevier Capital Inc.

Guarantors:	Reed Elsevier PLC & Reed Elsevier NV

Title of Securities:	7.750% Notes due 2014 (the “2014 Notes”)
8.625% Notes due 2019 (the “2019 Notes”)

Principal Amount Offered:	$550,000,000 (2014 Notes)
$950,000,000 (2019 Notes)

Maturity Date:	January 15th, 2014 (2014 Notes)
January 15th, 2019 (2019 Notes)

Coupon (Interest Rate):	7.750% semi-annually (2014 Notes)
8.625% semi-annually (2019 Notes)

Interest Payment Dates:	Semi-annually on January and July of each year, beginning on July 15th, 2009

Day Count Fraction:	30/360

Price to Public (Issue Price):	99.744% of principal amount, plus accrued interest from the expected settlement date (2014 Notes)
99.612% of principal amount, plus accrued interest from the expected settlement date (2019 Notes)

Net Proceeds to the Issuer:	$1,488,706,000 (before offering expenses)

Benchmark Treasury:	1.500% due December 2013 (2014 Notes)
3.750% due November 2018 (2019 Notes)

Benchmark Treasury Yield:	1.438% (2014 Notes)
2.309% (2019 Notes)

Spread to Benchmark Treasury:	+ 637.5 basis points (2014 Notes)
+ 637.5 basis points (2019 Notes)

Yield to Maturity:	7.813% (2014 Notes)
8.684% (2019 Notes)

Optional Redemption:	Make-Whole Call at Treasury Rate, plus 50 basis points

Capitalization (in millions):	As of June 30, 2008, after giving effect to the offering of the Notes and the other transactions described in the prospectus supplement under the heading “Capitalization,” on a pro forma basis the Issuer would have had short term borrowings of £1,185 ($1,718), long term borrowings of £4,131 ($5,990) and total capitalization of £5,047 ($7,318).

Ratio of Earnings to Fixed Charges:	After giving effect to the offering of the Notes and the other transactions described in the prospectus supplement under the heading “Ratio of Earnings to Fixed Charges,” the ratio of earnings to fixed charges would have been 4.0x (4.3x including RBI) at June 30, 2008 and 4.0x (4.3x including RBI) at December 31, 2007.

Trade Date:	January 13th, 2009

Expected Settlement Date (T+3):	January 16th, 2009

CUSIP:	758202 AF2 (2014 Notes)
758202 AG0 (2019 Notes)

ISIN:	US758202AF28 (2014 Notes)
US758202AG01 (2019 Notes)

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
JPMorgan Securities Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275 extension 2663, Citigroup Global Markets Inc. toll free at 1-877-858-5407, HSBC Securities (USA) Inc. toll free at 1-866-811-8049 or J.P. Morgan Securities Inc. collect at 212-834-4533.
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